EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

April 17, 2014	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO REPORTS 2013 FINANCIAL RESULTS OF $848,212 $0.03 PER SHARE AND
CASH FLOW FROM OPERATIONS OF $5,196,736 $0.19 PER SHARE

Avino Silver and Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; “Avino” or “the Company”) is pleased to report its financial results for the year ended December 31, 2013. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise specified. The information in this news release should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2013 and associated management discussion and analysis ("MD&A") which are available on the Company's website at www.avino.com and under the Company's profile on SEDAR at www.sedar.com.

“We are very pleased to report our earnings for the year ended December 31, 2013 which reflects a full year of production at our San Gonzalo Mine. Our financial results are strong and particularly satisfying given the environment of fluctuating metal prices,” stated Malcolm Davidson, CFO. “Our teams in Mexico and Canada have worked hard to manage costs and increase production which has helped significantly to earn an after tax profit of $842,212 or $0.03 per share.

Highlights of Fiscal 2013 (Compared to Fiscal 2012)

Financial

•	Revenues reported for year were $16,094,701 compared to $2,255,376 in 2012, an increase of 600%
•	Income from mine operations was $7,126,292, an increase of $6,305,485
•	General and administrative expenses $4,247,431 compared to $1,929,746 in 2012
•	Earnings before income taxes was $3,409,212 compared to a loss of $1,002,857 in 2012
•	Earnings for the year were $848,212, an increase of $2,111,390 from 2012
•	Earnings per share – basic and diluted $0.03
•	Average realized prices per ounce of silver and gold were $22.59 and $1,342.07 respectively
•	Cash cost per AgEq ounce decreased from $14.22 in 2012 to $10.16 in 2013
•	Consolidated all-in sustaining cash cost per AgEq ounce was $14.39

Operational*

•	Silver production increased 264% to 698,076 oz
•	Gold production increased 162% to 3,243 oz
•	Silver equivalent production increased 253% to 895,240 oz**
•	Concentrate inventory available for sale at year-end was 183.170 dry metric tonnes
•	Successfully added a second 250 TPD circuit to process Avino Mine surface stockpiles

*During the first three quarters of 2012, the Company was considered an exploration stage company and the proceeds from the sale of bulk concentrate were charged as a reduction of and exploration and evaluation costs. On October 1, 2012, the Company transitioned to full production at operating levels intended by management at the San Gonzalo Mine and production results from that point forward were reflected in the statement of operations.

** Silver equivalent ounces in Q3 and Q4 2013 were calculated using a 65:1 ratio for silver to gold. During Q1 and Q2 2013, a 55:1 ratio was used in the calculation. In 2012 a ratio of 50:1 was used. (The ratio was changed to reflect the respective gold and silver prices during those periods). Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

Highlights for the Fourth Quarter ended December 31, 2013 (Compared to Fourth Quarter 2012)

Financial

•	Revenues reported for year were $3,831,123 compared to $2,255,376 in 2012, an increase (70%)
•	Income from mine operations was $1,423,829, an increase of $603,022 (73%)
•	General and administrative expenses $873,458 compared to $889,152 in 2012
•	Earnings before income taxes was $759,238 compared to $433,981 in 2012
•	Loss for the quarter was $1,625,762, a decrease of $1,799,422 from 2012
•	Loss per share – basic and diluted was $0.06 for the quarter
•	Cash cost per AgEq ounce decreased from $14.22 in 2012 to $11.32 in 2013
•	Consolidated all-in sustaining cash cost per AgEq ounce was $15.72

Operational*

•	Silver production increased by 44% to 184,760 oz
•	Gold production increased by 122% to 1,011 oz
•	Silver equivalent production increased by 66% to 250,533 oz
•	Plant throughputs, ore grades and metal recoveries were higher at the San Gonzalo Mine

* Production in both periods includes output from the San Gonzalo Mine (Circuit 1); there was no output from the Avino Mine stockpiles (Circuit 2) during Q4 2012 as the circuit was not operational.

**Silver equivalent ounces in Q4 2013 have been calculated using a 65:1 ratio for silver to gold. In 2012, a ratio of 50:1 was used. (The ratio was changed to reflect the respective gold and silver prices during these periods)

“In 2013, we delivered a significant year of silver and gold production and revenue. Production increased in each quarter and we managed to cut operating costs and remain cash flow positive despite weaker metal prices. We kept a lean operation which resulted in a respectable $10.16 cash cost per ounce. During the fourth quarter, we recorded a deferred income tax expense which is a non cash item thus clouding the year end numbers. Our operations remains robust, with 2014 is shaping up to be another record year. Our expansion is going ahead as planned and is scheduled for completion in Q4; thus, 2015 should be the most productive year the company has seen in its 46 year history. I would like to thank all the people involved in making our plan a reality.”

- David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd

Conference Call

Avino will be holding a conference call on Thursday, April 17, 2014 at 9 am PST (12 pm EST).

To participate in the conference call, please dial the following:

Toll Free Canada & USA: 1-800-319-4610
Outside of Canada & USA: 1-604-638-5340

No pass-code is necessary to participate in the conference call; participants will have the opportunity to ask questions during the Q&A portion of the call. Alternatively, participants can send questions via email to ir@avino.com on April 16th, following the release of the financial results

Participants should dial in 10 minutes prior to the conference.

The conference call will be recorded and the replay will be available on the Company's website within one hour following the conclusion of the call.

Outlook

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

Management remains focused on the following key objectives:

1.	Maintain profitable mining operations at San Gonzalo while managing operating costs and improving efficiencies;
2.	Advance the Avino Mine for mineral production, expand mill output from 500 to 1,500 TPD;
3.	Continue to review and develop plans to process the oxide tailings resource from previous milling operations (PEA issued in 2012);
4.	Continue to explore regional targets on the Property followed by other properties in our portfolio.

Avino

Avino is a silver and gold producer operating the Avino property located in Durango, Mexico. The Company's mission is to become the next mid-tier silver producer through profitable organic growth at the Avino property. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.